Exhibit 21.1

Subsidiaries of Janus International Group, Inc.

Name of Subsidiary	Country (State)
Juniper Industrial Holdings, Inc.	United States (Delaware)
Janus Midco, LLC	United States (Delaware)
Janus Intermediate, LLC	United States (Delaware)
Janus International Group, LLC	United States (Delaware)
Betco, Inc.	United States (Delaware)